Exhibit 99.7

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in the following Registration Statements:

•                  Registration Statement No. 333-120030 on Form F-9 and Form F-3;

•                  Registration Statement No. 333-105076 on Form F-9; and

•                  Registration Statement No. 333-100973 on Form S-8

and to the use of our reports dated February 16, 2005 (which audit report expresses an unqualified opinion on the financial statements and includes Comments by Auditors on Canada-United States of America Reporting Difference relating to changes in accounting principles that have been implemented in the financial statements), relating to the consolidated financial statements of Petro-Canada appearing in Annual Report on Form 40-F of Petro-Canada for the year ended December 31, 2004.

(signed) “Deloitte & Touche LLP”

Chartered Accountants

Calgary, Alberta, Canada

February 16, 2005